Exhibit 12

WADDELL & REED FINANCIAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Year Ended
	December 31,
Earnings:	2008	2007	2006	2005	2004	2003
Income from continuing operations before provision for income taxes	$156,420	$199,160	$89,200	$95,950	$158,210	$84,934
Fixed charges	18,824	18,158	18,379	20,323	16,403	15,801
Total earnings	$175,244	$217,318	$107,579	$116,273	$174,613	$100,735

Fixed Charges:
Interest expense	$12,087	$11,924	$12,227	$14,278	$10,724	$9,759
Portion of rentals representative of interest factor	6,737	6,234	6,152	6,045	5,679	6,042
Total fixed charges	$18,824	$18,158	$18,379	$20,323	$16,403	$15,801

Ratio of earnings to fixed charges	9.31	11.97	5.85	5.72	10.65	6.38